[Letterhead of McDermott Will & Emery LLP]

August 3, 2007

VIA EDGAR

Mark Kronforst
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Re:	Top Image Systems Ltd. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed April 2, 2007 Form 6-K Filed February 15, 2007 File No. 001-14552

Dear Mr. Kronforst:

On behalf of Top Image Systems Ltd. (the “Company”), set forth below are the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 2, 2007, with respect to the above-referenced filings. For your convenience, we have reprinted the Staff’s comments below prior to the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2006

302 Certifications

1.	We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

In future filings, the identification of the certifying individual at the beginning of the certification will not include the individual’s title.

Mark Kronforst
August 3, 2007

Form 6-K Filed February 15, 2007

2.	We believe the non-GAAP Statement of Operations appearing in your earnings release furnished on Form 6-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation in future filings, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures, i.e., line items, subtotals, provided each one complies with Item 100 of Regulation G.

In future earnings releases, the Company will not include non-GAAP financial statements, although it may include individual non-GAAP measures in compliance with Regulation G.

Attached hereto as Exhibit A is a statement from the Company regarding the acknowledgements requested by the Staff.

Please feel free to call me at 212-547-5336 or Meir A. Lewittes of this office at 212-547-5351 if you have any questions about this letter. Thank you for your assistance in this matter.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Christine Davis, Staff Accountant Ido Schechter, Top Image Systems Ltd. Meir A. Lewittes, McDermott Will & Emery LLP